FORM U-12(I)-B (THREE-YEAR STATEMENT)

                 SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.

                    Three-Year Period Ending 2006

                FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY
  ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A
  REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE
  EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-
  71(b).

  (To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

               (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.   Name and business address of person filing statement.

  Theresa Hopkins-Staten, Director - Community Relations and Programs The Connecticut Light and Power Company
  108 Charter Oak Avenue, Hartford, CT 06106-1911

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

  None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

  The Connecticut Light and Power Company (CL&P), a subsidiary of
  Northeast Utilities. CL&P is an electric utility and provides retail and wholesale electric services in Connecticut.


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

  The undersigned is Director - Community Relations and Programs of The
  Connecticut Light and Power Company.   She will represent will
  represent CL&P and other Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

5.   (a)    Compensation received during the current year and
            estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
            (Use column (a) as supplementary statement only.)

 Name of Recipient      Salary or other Compensation  Person or company
                                                      from whom received
                                 to be received       or to be received
                        (a)        (b)

Theresa Hopkins-Staten  $ -0-    Cannot determine     The Connecticut
                                   (estimated)        Light and Power
                                                      Company

     (b) Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.


(a)  Total amount of routine expenses charged to client:    None
(b)  Itemized list of all other expenses:   No other expenses.

  Date  January 30, 2003        (Signed) /s/ Theresa Hopkins-Staten
                                            Theresa Hopkins-Staten